

04012109



**ITC Limited**

*Registered Office*
*Virginia House*
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

5th January, 2004

| | | |
|---|---|---|
| The Secretary | The Executive Director | The Executive Director |
| The Calcutta Stock Exchange | Madras Stock Exchange Ltd. | The Stock Exchange, Ahmedabad |
| Association Ltd. | Exchange Building | Kamdhenu Complex |
| 7, Lyons Range | 11, Second Line Beach | Panjarapole |
| Kolkata 700 001 | Chennai 600 001 | Ahmedabad 380 015 |

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

## Compliance with Corporate Governance requirements
## under Clause 49 of the Listing Agreement

SUPPL

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 31st December, 2003.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above


ITC Limited

cc:      Securities Exchange Commission
             Division of Corporate Finance
             Office of International Corporate Finance
             Mail Stop 3-9
             450 Fifth Street
             Washington DC 20549
             U.S.A.

cc:      Societe de la Bourse de Luxembourg
             11 Avenue de la Porte - Neuve
             L-2227 Luxembourg.

# ITC Limited

## Corporate Governance – for the Quarter ended 31st December, 2003

| Particulars (1) | Clause of Listing Agreement (2) | Compliance status (Yes/No/Remarks) (3) |
|---|---|---|
| Board of Directors | 49 I A. | Yes |
|  | 49 I B. | Yes; transactions, if any, are reported in the respective years' Annual Report. |
| Audit Committee | 49 II | Yes |
| Remuneration of Directors | 49 III A. | Yes |
|  | 49 III B. | Yes; such details are disclosed in the respective years' Corporate Governance Report. |
| Board Procedures | 49 IV A. | Yes |
|  | 49 IV B. | Yes |
| Management | 49 V A. | Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report. |
|  | 49 V B. | Yes. No such transaction has been reported so far; such transaction, if any, are disclosed to the Board. |
| Shareholders | 49 VI A. | Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report. |
|  | 49 VI B. | Yes |
| Shareholders/Investors Grievance Committee | 49 VI C. | Yes |
|  | 49 VI D. | Yes |
| Report on Corporate Governance | 49 VII | Yes |

